SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               _________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                             Redback Networks Inc.
                             ---------------------
                               (Name of Issuer)


                                 Common Stock
                        -----------------------------
                        (Title of Class of Securities)


                                   757209101
                                --------------
                                (CUSIP Number)


                               December 10, 2003
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [  ]  Rule 13d-1(b)
     [X ]  Rule 13d-1(c) (Rule 13d-2(b))
     [  ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  757209101                13G

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON                  Aspen Advisors LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [ ] (a)
          [x] (b)

-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

-------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            -----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH                       11,000,000
          REPORTING              ----------------------------------------------
           PERSON
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                 ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       11,000,000
-------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,000,000

-------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

-------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.0%

-------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
          00
-------------------------------------------------------------------------------

CUSIP No.  757209101                   13G

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON                      Nikos Hecht
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [ ] (a)
          [x] (b)
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S. Citizen

-------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY             ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH                       11,000,000
          REPORTING              ----------------------------------------------
           PERSON                7     SOLE DISPOSITIVE POWER
            WITH                       0
                                 ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       11,000,000
-------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,000,000

-------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

-------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.0%

-------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  Redback Networks Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  300 Holger Way, San Jose, CA  95134

Item 2(a).        Name of Person Filing.

                  1. Aspen Advisors LLC, investment adviser to Aspen Partners & others, including three managed accounts holding securities of the issuer (the "Adviser")
                  2.    Nikos Hecht, Managing Member of the Adviser

Item 2(b).        Address of Principal Business Office or, if None, Residence.
                  c/o Aspen Advisors LLC
                  152 W. 57th Street, 46th Floor, New York, NY 10019

Item 2(c).        Citizenship.

                  The Adviser:  Delaware
                  Nikos Hecht:  U.S. citizen

Item 2(d).        Title of Class of Securities.

                  Common Stock

Item 2(e).        CUSIP Number.

                  757209101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a)   [ ]  Broker or dealer registered under Section 15 of
                             the Exchange Act.

                  (b)   [ ]  Bank as defined in Section 3(a)(6) of the
                             Exchange Act.

                  (c)   [ ]  Insurance company as defined in section
                             3(a)(19) of the Exchange Act.

                  (d)   [ ]  Investment company registered under Section 8
                             of the Investment Company Act.

                  (e)   [ ]  An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E).

                  (f)   [ ]  An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)   [ ]  A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)   [ ]  A savings association as defined in Section
                             3(b) of the Federal Deposit Insurance Act.

                  (i)   [ ]  A church plan that is excluded from the
                             definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership.

                  Aspen Partners and three managed accounts for which the Adviser acts as investment adviser directly own in the aggregate 11,000,000 shares of the common stock of the Issuer (the "Common Stock"). The Adviser and Nikos Hecht are each deemed to beneficially own 11,000,000 shares of the Common Stock. There are 183,009,000 shares of the Issuer's Common Stock outstanding. Thus, the Adviser and Nikos Hecht are each deemed to own a 6.01% interest in the Common Stock. The Adviser and Nikos Hecht each share the power to vote and the power to dispose of 11,000,000 shares of the Common Stock directly held by Aspen Partners and the three managed accounts for which the Adviser acts as investment adviser.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The Adviser manages investments for several institutional investors and private investment funds, none of whom beneficially owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 16, 2003

                                           ASPEN ADVISORS LLC


                                           By: /s/ Nikos Hecht
                                               ------------------------------
                                               Nikos Hecht
                                               Managing Member


                                           NIKOS HECHT


                                           By: /s/ Nikos Hecht
                                               ------------------------------
                                               Nikos Hecht